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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Commission File Number 0-29602


                         ROYAL OLYMPIC CRUISE LINES INC.
             (Exact name of registrant as specified in its charter)

                     87 Akti Miaouli, 185 38 Piraeus, Greece
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                 Form 40-F
           ----------------                     --------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No         X
     -------------                       ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This document contains 11 pages. The exhibit index is located on page 2.


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       On December 18, 2003, December 22, 2003, December 26, 2003, December 29,
2003, December 30, 2003, January 15, 2004 and January 16, 2004, Royal Olympic Cruise Lines Inc. filed press releases, the forms of which are attached hereto as Exhibits 1-8.


                                  EXHIBIT INDEX

1.     Press Release, dated December 18, 2003.

2.     Press Release, dated December 22, 2003.

3.     Press Release, dated December 26, 2003.

4.     Press Release, dated December 29, 2003.

5.     Press Release, dated December 30, 2003.

6.     Press Release, dated January 15, 2004.

7.     Press Release, dated January 16, 2004.

8.     Press Release, dated January 16, 2004.





                                       2
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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL OLYMPIC CRUISE LINES INC.


       Date: January 22, 2004


                                        By: /s/ Leonidas Xanthakos
                                            -------------------------------
                                            Leonidas Xanthakos
                                            Chief Executive Officer